EXHIBIT 99.2

MIV Therapeutics Inc. Retains Strategic Growth as Investor Relations Advisor

June 10, 2004 MIV Therapeutics Inc. (MIVT:OTCBB) a company developing the next generation of coatings for drug delivery on stents and medical devices is pleased to announce it has retained the services of Strategic Growth International Inc. (SGI), to provide global exposure to the investment community.

"In an effort to gain recognition among institutional investors and retail buyers, we are pleased to enlist the services of SGI to facilitate an ambitious market awareness program for MIVT," said Chairman, President and CEO Alan Lindsay. "We look forward to working with SGI to implement investor relations initiatives as our company reaches significant development milestones ahead. With our current progress and achievements we believe the timing is appropriate to garner the support of the institutional investment community".

Founded in 1989, SGI is headed by Richard Cooper and Stanley Altschuler, two long-time and highly respected Wall Street veterans, who have assembled an experienced team of investment/financial professionals. Since its inception in 1989, Strategic Growth has achieved an unparalleled level of excellence and success, particularly in the biotechnology and health services sectors.

Leading this account for SGI is, Richard E. Cooper, Chairman and co-founder of Strategic Growth International, Inc. Prior to his co-founding SGI, Mr. Cooper was a Managing Director at Salomon Brothers for five of his 14 years at the firm.

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible hydroxyapatite coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis.

The drug-eluting HAp technology is being developed in collaboration with UBC under a Collaborative Research Agreement and is funded in part by a Collaborative Research and Development Grant awarded by the Natural Sciences and Engineering Council of Canada (NSERC).

MIVT's manufacturing facility meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

Forward-Looking Statements: The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements by their nature involve substantial risks and uncertainties. Actual results may differ materially depending on a variety of factors.